UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

ZENVIA announces acquisition of SenseData

São Paulo, August 26, 2021 – Zenvia Inc. (“Zenvia” or “Company”) (NASDAQ: ZENV), a customer experience communications platform that empowers businesses to create unique journeys for their end-customers along their life cycle, hereby informs the market that, on the date hereof, it has closed the acquisition, through its wholly-owned subsidiary Zenvia Mobile Serviços Digitais S.A., of the totality of the capital stock of SenseData Tecnologia Ltda. ("SenseData").

Cassio Bobsin, CEO and founder of Zenvia said: “This is the first acquisition announced post our IPO at the end of July. We are excited as SenseData team and solutions will be instrumental to consolidate us as a unified end-to-end CX platform. With SenseData, we will be able to offer communication and journey orchestration solutions with a 360º customer view, enabling our clients to improve relationship and engagement with end-customers.”

Mateus Pestana, SenseData CEO added: “We are very happy to be part of Zenvia. It is a testimony of our fast evolution as a company. It also represents a step forward for our solutions into international expansion as Zenvia has presence in Brazil, Argentina, and Mexico.”

About the acquisition

Founded in 2016, SenseData is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore. By tracking and aggregating data from different providers, both internal and external, the solution enables automated customized actions in different touchpoints of the customer journey, creating more personalized and seamless experiences.

SenseData has over 140 clients across 13 different industry verticals, mainly in finance, retail, health, and software. SenseData current annual recurrent revenues (ARR) grew by 75% in the last twelve months ended September 30, 2021, to approximately R$ 11 million, with an adjusted gross margin of 60% on a standalone basis.

Payment terms include approximately 40% in cash up front and 50% in an earn-out cash structure based on the achievement of gross profit milestones by SenseData until Q4 2023. SenseData former controlling shareholders will also receive 10% of the consideration in Zenvia’s Class A common shares, subject to customary lock-up provisions. Consistent with Zenvia’s M&A model, Mateus Pestana, SenseData CEO, will remain in the operation of SenseData business along with its team.

Zenvia estimates the acquisition to be done at a multiple of 2.2x EV/Sales 2023 at the end of the earn-out period.

The acquisition of SenseData is a step forward for Zenvia to consolidate its position as a unified end-to-end CX platform. By connecting information from other business lines in a single customer data hub, Zenvia strengthens its solutions in Customer Success.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Contact

Investor Relations

Shay Chor

ir@zenvia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 1, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer